Exhibit 1

Media Release

2 February 2015

BRIAN HARTZER COMMENCES AS WESTPAC GROUP CEO

On his first day as the Westpac Group CEO, Brian Hartzer today confirmed his Executive team and their responsibilities, and detailed some of his immediate priorities for the Group.

There are no changes to the individuals within the Executive team. However, some responsibilities and reporting lines have changed. These include:

•                  As a division, Australian Financial Services (AFS) will no longer exist, with the CEOs of Westpac Retail & Business Banking, St.George Banking Group and BT Financial Group (Jason Yetton, George Frazis and Brad Cooper), now reporting directly to Mr Hartzer. This model will preserve the strength of our unique portfolio of brands while maintaining the one team approach that has been a feature of Westpac’s success;

•                  The Technology function will now report directly to the Group CEO (previously reported to the Chief Operating Officer);

•                  All retail product development, marketing and analytics functions previously within AFS, along with Group-wide operations, will now be the responsibility of the Chief Operating Officer; and

•                  David McLean has been appointed as the CEO of Westpac New Zealand. Mr McLean has been acting CEO of Westpac New Zealand since August 2014.

Mr Hartzer said the changes would build on the strong performance and collaboration across the Executive team.

“I’m fortunate to have a strong Executive team with whom I’ve worked for the past three years. The capability and expertise of every member has been evident in our performance.

“The close coordination of our Australian businesses has served us well. To maintain this momentum and ensure I personally stay close to customers, the CEOs of each customer-facing business will report directly to me. I am proud of what AFS has achieved over the past three years and I am confident that the refreshed structure will continue to build on our successful portfolio of brands.

“However, to ensure we maintain momentum and coordination across our brands, we will keep together the retail product, marketing and analytics functions. I have asked John Arthur to oversee these critical areas. Combining these elements with our existing operations functions will simplify our structure and create productivity benefits.

“Further, given the changing ways customers are choosing to manage their finances, particularly through online, digital and mobile solutions, the technology function will be critical to us achieving our strategy. As such, it is appropriate that Dave Curran’s role will report directly to me.

“We remain focused on building one of the world’s great service businesses, and refining the responsibilities of my team will support this.”

The changes are effective immediately.

Mr Hartzer also today outlined his key priorities for the Group.

“We have a clear customer-centric strategy, which has consistently delivered. We are building good momentum and have a number of growth opportunities that over time will help us to continue to increase the value of our franchise.

“These include digitally transforming our business, increasing our investment in wealth, business banking and Asia, and working more closely with innovation industries and disruptive technologies that are transforming our economy.

“At the same time, we will continue to improve productivity, and make sure that our risk and business practices continue to set the standard for sustainability, in line with changing regulatory and community expectations.

“Above all we will continue to invest in our people and the distinctive strength of Westpac’s culture, delivering a service revolution for our customers and strong, consistent, returns for shareholders,” he said.

For Further Information

Samantha Stevens	Andrew Bowden
Corporate Affairs & Sustainability	Investor Relations
T. 02 8219 8512	T. 02 8253 4008
M. 0400 693 915	M. 0438 284 863